Filed by Portman Ridge Finance Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Logan Ridge Finance Corporation

File No. of Related Registration Statement: 333-285230

Date: May 8, 2025

FOR IMMEDIATE RELEASE

Portman Ridge Finance Corporation Announces

First Quarter 2025 Financial Results

Reports Net Investment Income of $0.47 Per Share and Net Asset Value of $18.85 Per Share

Deployment of Approximately $17.5 Million and Sales and Repayments of Approximately $15.7 Million for Net Deployment of Approximately $1.8 Million

Announces Second Quarter 2025 Quarterly Base Distribution of $0.47 Per Share

Investors are Encouraged to Vote FOR the Acquisition of Logan Ridge Finance Corporation

NEW YORK, May 8, 2025 (GLOBAL NEWSWIRE) – Portman Ridge Finance Corporation (Nasdaq: PTMN) (the “Company” or “Portman Ridge”) announced today its financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Highlights

•

Total investment income for the first quarter of 2025 was $12.1 million, down from $14.4 million in the fourth quarter of 2024, due to the reversal of previously accrued income after a portfolio company was placed on non-accrual status in the first quarter of 2025.

•	Core investment income[1], excluding the impact of purchase price accounting, for the first quarter of 2025 was $12.1 million, as compared to $14.4 million for the fourth quarter of 2024.

•

Net investment income (“NII”) for the first quarter of 2025 was $4.3 million ($0.47 per share), inclusive of the reversal of $0.4 million ($0.05 per share) of previously accrued interest income on a loan that was placed on non-accrual in the first quarter of 2025, as compared to $5.5 million ($0.60 per share) in the fourth quarter of 2024.

•	Net asset value (“NAV”), as of March 31, 2025, was $173.5 million ($18.85 per share), as compared to NAV of $178.5 million ($19.41 per share) as of December 31, 2024.

[1]

Core investment income represents reported total investment income as determined in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, less the impact of purchase discount accretion in connection with the Garrison Capital Inc. (“GARS”) and Harvest Capital Credit Corporation (“HCAP”) mergers. Portman Ridge believes presenting core investment income and the related per share amount is useful and appropriate supplemental disclosure for analyzing its financial performance due to the unique circumstance giving rise to the purchase accounting adjustment. However, core investment income is a non-U.S. GAAP measure and should not be considered as a replacement for total investment income and other earnings measures presented in accordance with U.S. GAAP. Instead, core investment income should be reviewed only in connection with such U.S. GAAP measures in analyzing Portman Ridge’s financial performance.

•	Deployments of approximately $17.5 million and sales and repayments of approximately $15.7 million, resulting in net deployments of approximately $1.8 million.

Subsequent Events

•

On May 8, 2025, the Company declared a regular quarterly base distribution of $0.47 per share of common stock. The distribution is payable on May 29, 2025, to stockholders of record at the close of business on May 19, 2025.

Management Commentary

Ted Goldthorpe, Chief Executive Officer of Portman Ridge, stated, “During the first quarter we continued to execute on our disciplined investment strategy, deploying approximately $17.5 million into strong, defensively positioned portfolio companies. Concurrently, we had $15.7 million in repayments and sales, resulting in our return to net deployers of capital.

Looking ahead, the current macroeconomic backdrop shaped by shifting trade dynamics, inflation, and ever-evolving monetary policy, continues to drive uncertainty in the market. These dynamics highlight the importance of taking a long-term approach, grounded in disciplined credit selection and prudent risk management. That said, we view this as an opportunity to further differentiate through thoughtful deployment and rigorous underwriting, backed by our prudent investment strategy and experienced management team. I remain confident in our ability to drive the best outcome for shareholders.

Finally, we continue to believe in the strategic benefits the combination with Logan Ridge will provide. This merger represents a meaningful step forward for the Company, with the potential to provide increased scale, improved liquidity, and greater operational efficiency, all of which are critical to enhancing long-term shareholder value. We encourage shareholders to vote FOR the proposed merger, as recommended by the Board of Directors of both companies. We are excited about the road ahead and look forward to sharing more updates soon.”

Selected Financial Highlights

•

Total investment income for the quarter ended March 31, 2025, was $12.1 million, of which $10.3 million was attributable to interest income, inclusive of payment-in-kind income, from the Debt Securities Portfolio. This compares to total investment income of $16.5 million for the quarter ended March 31, 2024, of which $14.2 million was attributable to interest income, inclusive of payment-in-kind income, from the Debt Securities Portfolio.

•

Core investment income for the quarter ended March 31, 2025, excluding the impact of purchase discount accretion, was $12.1 million, as compared to core investment income of $16.5 million for the quarter ended March 31, 2024.

•	Net investment income (“NII”) for the quarter ended March 31, 2025, was $4.3 million ($0.47 per share) as compared to $6.2 million ($0.67 per share) for the quarter ended March 31, 2024.

•	Net asset value (“NAV”) as of March 31, 2025, was $173.5 million ($18.85 per share), as compared to $178.5 million ($19.41 per share) for the fourth quarter of 2024.

•

Deployment during the quarter was strong, with deployments of approximately $17.5 million and sales and repayments of approximately $15.7 million, resulting in net deployment of approximately $1.8 million.

•

Investment portfolio at fair value as of March 31, 2025, was $406.4 million, comprised of 93 different portfolio companies. Our debt investment portfolio, excluding our investments in the CLO Funds, equities and Joint Ventures, totaled $324.8 million at fair value as of March 31, 2025, and was spread across 24 different industries comprised of 72 different portfolio companies with an average par balance per entity of approximately $2.6 million. This compares to a total investment portfolio at fair value as of December 31, 2024, of $405.0 million, comprised of 93 different portfolio companies. Our debt investment portfolio, excluding our investments in the CLO Funds, equities and Joint Ventures, totaled $320.7 million at fair value as of December 31, 2024, spread across 26 different industries and comprised of 71 different portfolio companies, with an average par balance per entity of approximately $2.5 million.

•

Debt investments on non-accrual, as of March 31, 2025, were six, representing 2.6% and 4.7% of the Company’s investment portfolio at fair value and amortized cost, respectively. This compares to six debt investments representing 1.7% and 3.4% of the Company’s investment portfolio at fair value and amortized cost, respectively, as of December 31, 2024.

•	Weighted average annualized yield was approximately 11.0% (excluding income from non-accruals and collateralized loan obligations) as of March 31, 2025.

•

Par value of outstanding borrowings, as of March 31, 2025, was $255.4 million, as compared to $267.5 million as of December 31, 2024, with an asset coverage ratio of total assets to total borrowings of 168% and 167%, respectively. On a net basis, leverage as of March 31, 2025, was 1.3x2 compared to 1.3x2 as of December 31, 2024.

[2]

Net leverage is calculated as the ratio between (A) debt, excluding unamortized debt issuance costs, less available cash and cash equivalents, and restricted cash and (B) NAV. Portman Ridge believes presenting a net leverage ratio is useful and appropriate supplemental disclosure because it reflects the Company’s financial condition net of $23.5 million and $40.0 million of cash and cash equivalents and restricted cash as of March 31, 2025, and December 31, 2024, respectively. However, the net leverage ratio is a non-U.S. GAAP measure and should not be considered as a replacement for the regulatory asset coverage ratio and other similar information presented in accordance with U.S. GAAP. Instead, the net leverage ratio should be reviewed only in connection with such U.S. GAAP measures in analyzing Portman Ridge’s financial condition.

Results of Operations

Operating results for the three months ended March 31, 2025, and March 31, 2024, were as follows:

	For the Three Months Ended March 31,
($ in thousands, except share and per share amounts)	2025	2024
Total investment income	$12,118	$16,526

Total expenses	7,778	10,300

Net Investment Income	4,340	6,226

Net realized gain (loss) on investments	(173)	(2,057)

Net change in unrealized gain (loss) on investments	(3,903)	71

Tax (provision) benefit on realized and unrealized gains (losses) on investments	(346)	459

Net realized and unrealized appreciation (depreciation) on investments, net of taxes	(4,422)	(1,527)

Net realized gain (loss) on extinguishment of debt	—	(213)

Net Increase (Decrease) in Net Assets Resulting from Operations	$(82)	$4,486

Net Increase (Decrease) In Net Assets Resulting from Operations per Common Share:
Basic and Diluted:	$(0.01)	$0.48
Net Investment Income Per Common Share:
Basic and Diluted:	$0.47	$0.67
Weighted Average Shares of Common Stock Outstanding — Basic and Diluted	9,198,223	9,344,994

Investment Income

The composition of our investment income for the three months ended March 31, 2025, and March 31, 2024, was as follows:

	For the Three Months Ended March 31,
($ in thousands)	2025	2024
Interest income, excluding CLO income and purchase discount accretion	$7,522	$12,088
Purchase discount accretion	16	73
PIK income	3,061	2,006
CLO income	78	555
JV income	1,417	1,653
Fees and other income	24	151

Investment Income	$12,118	$16,526

Less: Purchase discount accretion	$(16)	$(73)

Core Investment Income	$12,102	$16,453

Fair Value of Investments

The composition of our investment portfolio as of March 31, 2025, and December 31, 2024, at cost and fair value was as follows:

($ in thousands)	March 31, 2025			December 31, 2024
Security Type	Cost/Amortized Cost	Fair Value	Fair Value Percentage of Total Portfolio	Cost/Amortized Cost	Fair Value	Fair Value Percentage of Total Portfolio
First Lien Debt	$318,953	$294,379	72.4%	$311,673	$289,957	71.6%
Second Lien Debt	35,147	28,724	7.1%	34,892	28,996	7.2%
Subordinated Debt	8,034	1,740	0.4%	8,059	1,740	0.4%
Collateralized Loan Obligations	3,800	4,639	1.1%	5,318	5,193	1.3%
Joint Ventures	65,883	50,491	12.4%	66,747	54,153	13.4%
Equity	32,098	26,218	6.5%	31,921	24,762	6.1%
Asset Manager Affiliates(1)	17,791	—	—	17,791	—	—
Derivatives	31	232	0.1%	31	220	—

Total	$481,737	$406,423	100.0%	$476,432	$405,021	100.0%

(1)	Represents the equity investment in the Asset Manager Affiliates.

Liquidity and Capital Resources

As of March 31, 2025, the Company had $255.4 million (par value) of outstanding borrowings at a current weighted average interest rate of 5.9%, of which $108.0 million par value had a fixed rate of 4.875% (Notes due 2026), and $147.4 million par value had a floating rate under the JPM Credit Facility.

As of March 31, 2025, and December 31, 2024, the fair value of investments and cash were as follows:

($ in thousands)
Security Type	March 31, 2025	December 31, 2024
Cash and Cash Equivalents	$9,233	$17,532
Restricted Cash	14,278	22,421
First Lien Debt	294,379	289,957
Second Lien Debt	28,724	28,996
Subordinated Debt	1,740	1,740
Equity	26,218	24,762
Collateralized Loan Obligations	4,639	5,193
Asset Manager Affiliates	—	—
Joint Ventures	50,491	54,153
Derivatives	232	220

Total	$429,934	$444,974

As of March 31, 2025, the Company had unrestricted cash of $9.2 million and restricted cash of $14.3 million. This compares to unrestricted cash of $17.5 million and restricted cash of $22.4 million as of December 31, 2024. As of March 31, 2025, the Company had $52.6 million of available borrowing capacity under the JPM Credit Facility.

Interest Rate Risk

The Company’s investment income is affected by fluctuations in various interest rates, including SOFR and prime rates.

As of March 31, 2025, approximately 88.5% of our Debt Securities Portfolio at par value were either floating rate with a spread to an interest rate index such as SOFR or the PRIME rate. 84.2% of these floating rate loans contain floors ranging between 0.50% and 5.25%. We generally expect that future portfolio investments will predominately be floating rate investments.

In periods of rising or lowering interest rates, the cost of the portion of debt associated with the 4.875% Notes Due 2026 would remain the same, given that this debt is at a fixed rate, while the interest rate on borrowings under the JPM Credit Facility would fluctuate with changes in interest rates.

Generally, the Company would expect that an increase in the base rate index for floating rate investment assets would increase gross investment income and a decrease in the base rate index for such assets would decrease gross investment income (in either case, such increase/decrease may be limited by interest rate floors/minimums for certain investment assets).

	Impact on net investment income from a change in interest rates at:
($ in thousands)	1%	2%	3%
Increase in interest rate	$1,619	$3,289	$4,959
Decrease in interest rate	$(1,613)	$(3,222)	$(4,655)

Conference Call and Webcast

We will hold a conference call on Friday, May 9, 2025, at 10:00 am Eastern Time to discuss our first quarter 2025 financial results. To access the call, stockholders, prospective stockholders and analysts should dial (646) 307-1963 approximately 10 minutes prior to the start of the conference call and use the conference ID 9782758.

A replay of this conference call will be available shortly after the live call through May 16, 2025.

A live audio webcast of the conference call can be accessed via the Internet, on a listen-only basis on the Company’s website www.portmanridge.com in the Investor Relations section under Events and Presentations. The webcast can also be accessed by clicking the following link: https://edge.media-server.com/mmc/p/ovseyk3q. The online archive of the webcast will be available on the Company’s website shortly after the call.

About Portman Ridge Finance Corporation

Portman Ridge Finance Corporation (Nasdaq: PTMN) is a publicly traded, externally managed investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940. Portman Ridge’s middle market investment business originates, structures, finances and manages a portfolio of term loans, mezzanine investments and selected equity securities in middle market companies. Portman Ridge’s investment activities are managed by its investment adviser, Sierra Crest Investment Management LLC, an affiliate of BC Partners Advisors L.P.

Portman Ridge’s filings with the Securities and Exchange Commission (the “SEC”), earnings releases, press releases and other financial, operational and governance information are available on the Company’s website at www.portmanridge.com.

About BC Partners Advisors L.P. and BC Partners Credit

BC Partners is a leading international investment firm in private equity, private credit and real estate strategies. Established in 1986, BC Partners has played an active role in developing the European buyout market for three decades.

Today, BC Partners executives operate across markets as an integrated team through the firm’s offices in North America and Europe. For more information, please visit https://www.bcpartners.com/.

BC Partners Credit was launched in February 2017 and has pursued a strategy focused on identifying attractive credit opportunities in any market environment and across sectors, leveraging the deal sourcing and infrastructure made available from BC Partners.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. The matters discussed in this press release, as well as in future oral and written statements by management of Portman Ridge Finance Corporation, that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements.

Forward-looking statements relate to future events or our future financial performance and include, but are not limited to, projected financial performance, expected development of the business, plans and expectations about future investments and the future liquidity of the Company. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “outlook”, “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove to be incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.

Important assumptions include our ability to originate new investments, and achieve certain margins and levels of profitability, the availability of additional capital, and the ability to maintain certain debt to asset ratios. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this press release should not be regarded as a representation that such plans, estimates, expectations or objectives will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) uncertainty of the expected financial performance of the Company; (2) expected synergies and savings associated with merger transactions effectuated by the Company; (3) the ability of the Company and/or its adviser to implement its business strategy; (4) evolving legal, regulatory and tax regimes; (5) changes in general economic and/or industry specific conditions, including but not limited to the impact of inflation; (6) the impact of increased competition; (7) business prospects and the prospects of the Company’s portfolio companies; (8) contractual arrangements with third parties; (9) any future financings by the Company; (10) the ability of Sierra Crest Investment Management LLC to attract and retain highly talented professionals; (11) the Company’s ability to fund any unfunded commitments; (12) any future distributions by the Company; (13) changes in regional or national economic conditions and their impact on the industries in which we invest; (14) other changes in the conditions of the industries in which we invest and other factors enumerated in our filings with the SEC; (15) the successful completion of the proposed merger with Logan Ridge Finance Corporation (“LRFC”) and receipt of stockholder approval from the Company’s and LRFC’s stockholders; and (16) expectations concerning the proposed merger with LRFC, including the financial results of the combined company. The forward-looking statements should be read in conjunction with the risks and uncertainties discussed in the Company’s filings with the SEC, including the Company’s most recent Form 10-K and other SEC filings. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required to be reported under the rules and regulations of the SEC. Although the Company and LRFC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that the Company and LRFC in the future may file with the SEC, including the Registration Statement and Joint Proxy Statement (in each case, as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This document relates to the proposed merger of the Company and LRFC and certain related matters (the “Proposals”). In connection with the Proposals, the Company has filed a registration statement (Registration No. 333-285230) with the SEC (the “Registration Statement”) that contains a combined joint proxy statement for the Company and LRFC and a prospectus of the Company (the “Joint Proxy Statement”) and will mail the Joint Proxy Statement to its and LRFC’s respective shareholders. The Registration Statement and Joint Proxy Statement will contain important information about the Company, LRFC and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF THE COMPANY AND LRFC ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, LRFC AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by the Company, from the Company’s website at https://www.portmanridge.com, and, for documents filed by LRFC, from LRFC’s website at https://www.loganridgefinance.com.

Participants in the Solicitation

the Company, its directors, certain of its executive officers and certain employees and officers of Sierra Crest Investment Management LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2025. LRFC, its directors, certain of its executive officers and certain employees and officers of Mount Logan Management LLC, and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of LRFC is set forth in the Annual Report on Form 10-K/A, which was filed with the SEC on April 29, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company and LRFC shareholders in connection with the Proposals will be contained in the Registration Statement, including the Joint Proxy Statement included therein, and other relevant materials when such documents become available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This document is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this document is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in the Company, LRFC or in any fund or other investment vehicle managed by BC Partners or any of its affiliates.

Contacts:

Portman Ridge Finance Corporation

650 Madison Avenue, 3rd floor

New York, NY 10022

info@portmanridge.com

Brandon Satoren

Chief Financial Officer

Brandon.Satoren@bcpartners.com

(212) 891-2880

The Equity Group Inc.

Lena Cati

lcati@equityny.com

(212) 836-9611

Val Ferraro

vferraro@equityny.com

(212) 836-9633

PORTMAN RIDGE FINANCE CORPORATION

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(in thousands, except share and per share amounts)

	March 31, 2025
	(Unaudited)	December 31, 2024
ASSETS
Investments at fair value:
Non-controlled/non-affiliated investments (amortized cost of $365,539 and $358,153, respectively)	$333,519	$327,622
Non-controlled affiliated investments (amortized cost of $67,137 and $68,858, respectively)	61,523	64,384
Controlled affiliated investments (amortized cost of $49,061 and $49,421, respectively)	11,381	13,015

Total Investments at fair value (amortized cost of $481,737 and $476,432, respectively)	$406,423	$405,021
Cash and cash equivalents	9,233	17,532
Restricted cash	14,278	22,421
Interest receivable	4,787	6,088
Dividend receivable	1,247	1,367
Other assets	2,812	1,205

Total Assets	$438,780	$453,634

LIABILITIES
4.875% Notes Due 2026 (net of deferred financing costs and original issue discount of $832 and $1,017, respectively)	$107,168	$106,983
Great Lakes Portman Ridge Funding LLC Revolving Credit Facility (net of deferred financing costs of $1,198 and $1,322, respectively)	146,181	158,157
Accounts payable, accrued expenses and other liabilities	4,900	3,007
Accrued interest payable	4,634	3,646
Due to affiliates	—	635
Management and incentive fees payable	2,386	2,713

Total Liabilities	$265,269	$275,141
COMMITMENTS AND CONTINGENCIES
NET ASSETS
Common stock, par value $0.01 per share, 20,000,000 common shares authorized; 9,965,480 issued, and 9,202,870 outstanding at March 31, 2025, and 9,960,785 issued, and 9,198,175 outstanding at December 31, 2024	$92	$92
Capital in excess of par value	714,398	714,331
Total distributable (loss) earnings	(540,979)	(535,930)

Total Net Assets	$173,511	$178,493

Total Liabilities and Net Assets	$438,780	$453,634

Net Asset Value Per Common Share	$18.85	$19.41

PORTMAN RIDGE FINANCE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	For the Three Months Ended March 31,
	2025	2024
INVESTMENT INCOME
Interest income:
Non-controlled/non-affiliated investments	$7,300	$12,621
Non-controlled affiliated investments	316	95

Total interest income	7,616	12,716
Payment-in-kind income:
Non-controlled/non-affiliated investments(1)	2,853	1,894
Non-controlled affiliated investments	208	112

Total payment-in-kind income	3,061	2,006
Dividend income:
Non-controlled affiliated investments	1,417	1,653

Total dividend income	1,417	1,653
Fees and other income:
Non-controlled/non-affiliated investments	24	151

Total fees and other income	24	151

Total investment income	12,118	16,526

EXPENSES
Management fees	1,466	1,729
Performance-based incentive fees	920	1,234
Interest and amortization of debt issuance costs	4,298	5,725
Professional fees	452	604
Administrative services expense	411	356
Directors’ expense	144	162
Other general and administrative expenses	87	490

Total expenses	7,778	10,300

NET INVESTMENT INCOME	4,340	6,226

REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Net realized gains (losses) from investment transactions:
Non-controlled/non-affiliated investments	(81)	(1,641)
Non-controlled affiliated investments	(92)	—
Controlled affiliated investments	—	(416)

Net realized gain (loss) on investments	(173)	(2,057)
Net change in unrealized appreciation (depreciation) on:
Non-controlled/non-affiliated investments	(1,501)	(659)
Non-controlled affiliated investments	(1,140)	140
Controlled affiliated investments	(1,274)	590
Derivatives	12	—

Net change in unrealized gain (loss) on investments	(3,903)	71

Tax (provision) benefit on realized and unrealized gains (losses) on investments	(346)	459

Net realized and unrealized appreciation (depreciation) on investments, net of taxes	(4,422)	(1,527)

Net realized gain (loss) on extinguishment of debt	—	(213)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(82)	$4,486

Net Increase (Decrease) In Net Assets Resulting from Operations per Common Share:
Basic and Diluted:	$(0.01)	$0.48
Net Investment Income Per Common Share:
Basic and Diluted:	$0.47	$0.67
Weighted Average Shares of Common Stock Outstanding — Basic and Diluted	9,198,223	9,344,994

(1)

During the three months ended March 31, 2025, and 2024, the Company received $0.2 million and $0.1 million, respectively, of non-recurring fee income that was paid in-kind and included in this financial statement line item.